Exhibit 99.1

Nano Labs Files Annual Report on Form 20-F for Fiscal Year 2022

HANGZHOU, China, April 19, 2023 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) ("we," "the Company," or "Nano Labs"), a leading fabless integrated circuit design company and product solution provider in China, announced today that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission ("SEC") on April 18, 2023. The annual report can be accessed on the Company's investor relations website at https://ir.nano.cn as well as the SEC's website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to the Company's IR Department at ir@nano.cn.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn